MICROELECTRONICS TECHNOLOGY COMPANY
1702 ChinaChem Tower, 34-37 Connaught Road, Central,
Hong Kong, China
Tel No. 604-801-5022 ; Fax No. 604-876-5564


March 2, 2010


File No. 001-32984


United States
Securities and Exchange Commission
Washington, D.C. 20549


Attention : James Giugliano, Staff Accountant (Division of
Corporation Finance)
            Mark C. Shannon, Branch Chief


Dear Mr. James Giugliano and Mark C. Shannon,

Re : SEC Comment Letter dated February 22, 2010 Form 8-K filed February 16, 2010

We understand that :-
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

Form 8-K Filed February 16, 2010

Due to the British Columbia Security Commission that we need an auditor which is registered with the Canadian
Public Accountability Board (CPAB) for our annual filings, we have given notice that we have appointed Manning Elliott who is also PCAOB registered as our new independent accountant and have the year ended June 30, 2009 to be reaudited.



The new auditors wanted us to write off the full amount of the stock-based compensation which we have previously amortized, $3,470 of unrecorded liability and some reclassification of accounts, thus a restatement of financial statements which we have file in Form 10-K/A on February 23, 2010. The filing of the above Form 8-K is due to a verbal discussion with our new independent accountant and we wish to refile Form 8-K/A Item 4.02 to replace the following paragraph:

"The board of directors have discussed with the new independent accountant the matters disclosed in the filing pursuant to this item 4.02(b)"

to

"The board of directors have discussed with the new independent accountant the matters disclosed in the filing pursuant to this item 4.02(a)"

The nature of the restatement as enclosed below.

The Company has restated its financial statements as at June 30, 2009 and for the year then ended to adjust for errors (items (a), (b) and (d)) and reclassification of amounts (item (c)). The effect of the restatement is to increase net loss by $138,470.


					 As at June 30, 2009
				_______________________________________
				As Previously
a) Balance Sheet	  	  Reported     Adjustment  As Restated

				     $              $		$

Current liabilities
 Accounts payable and
 accrued liabilities            (62,944)  a)      1,530       (66,414)
					  b)     (5,000)
 Due to related party           190,084   c)   (190,084)           -
 Due to former related party         -    c)    190,084       190,084

Stockholder's Deficit
 Deferred stock-based
 compensation		       (135,000)  d)    135,000            -
 Accumulated deficit           (938,207)       (138,470)   (1,076,677)



					  As at June 30, 2009
				_______________________________________

b) Statement of Operations      As Reported    Adjustment   As Restated

				     $             $            $
Operating Expenses
  General and administrative     241,135        138,470       379,605
_____________________________________________________________________

Net Loss for the Year           (241,135)      (138,470)     (379,605)

Net loss per common share
- basic and diluted		   (5.43)         (3.12)        (8.55)


a) To reduce amounts owing as accounts payable at June 30, 2009.
b) To record unbilled legal fees owing at June 30, 2009.
c) To reclassify amounts owing to a former related party.
d) To expense deferred compensation for fully vested shares issued.

Please advise us on the Form 8K/A for refilling.

Thank you.


Yours truly,

/s/ Michael Lee
    -----------
    Michael Lee
Chief Financial Officer